September 18, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Disclosure Review Program
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Conlon Danberg

Laura Nicholson

Re: Zeta Global Holdings Corp.

Definitive Proxy Statement on Schedule 14A

Filed April 26, 2024

File No. 001-40464

To the addressees set forth above:

This letter is in response to the comment letter dated September 4, 2024 (the “Comment Letter”), received by Zeta Global Holdings Corp. (the “Company”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 26, 2024 (the “Proxy Statement”). For your convenience, we have set forth the Staff’s comment below in bold, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 40

1.
We note that you have included Adjusted EBITDA as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K, and note the graph titled "Zeta Adjusted EBITDA vs. Compensation Actually Paid." We also note that the y-axis of such graph is labeled "Non-GAAP Operating Income (Loss)." Please tell us whether Adjusted EBITDA and Non-GAAP Operating Income (Loss) are the same measure, and ensure to consistently identify your Company-Selected Measure in future filings.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes, in future filings, to ensure that graph labels accurately reflect the metrics used in such graph by replacing “Non-GAAP Operating Income (Loss)” with “Adjusted EBITDA” in the graph titled “Zeta Adjusted EBITDA vs. Compensation Actually Paid.”

* * *

In connection with our response to the Staff's comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please do not hesitate to contact me by telephone at 212-967-5055 or by email at svine@zetaglobal.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Steven Vine

Steven Vine

General Counsel

Zeta Global Holdings Corp.

cc: (via email)

David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Joel H. Trotter, Latham & Watkins LLP

David T. Della Rocca, Latham & Watkins LLP

Andra Troy, Latham & Watkins LLP

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